MTU Aero Engines

2008 FEB -5 A 6:30

BY COURIER

Ulrich Passow
Dept. AR

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

08000570

Munich, January 31, 2008

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on January 21, 2008

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on January 22, 2008

3) Correction of No. 1 - Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizität) on January 21, 2008

PROCESSED
FEB 0 8 2008
THOMSON
FINANCIAL

MTU Aero Engines GmbH
P.O. Box 50 06 40
80976 Munich · Germany
Delivery Address:
Dachauer Straße 665
80995 Munich · Germany
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Registered Office:
Munich
Commercial Register:
Munich, HRB No. 154230
VAT REG No.: DE 238391310

Bank Details:
Commerzbank AG, Munich
Bank Sorting Code: 700 400 41
Euro Bank Account: 220 400 600
HypoVereinsbank AG, Munich
Bank Sorting Code: 700 202 70
USD Bank Account: 802 828 659

Board of Management:
Egon Behle, CEO
Dr. Rainer Martens
Dr. Stefan Weingartner
Reiner Winkler
Chairman of the Supervisory Board:
Klaus Eberhardt

Tel. (0 89) 14 89 38 04
Fax (0 89) 14 89 58 14
Ref.

MTU Aero Engines

Ulrich Passow
Dept. AR

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel

Encl.

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Freitag, 25. Januar 2008 13:19

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

25.01.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die UBS AG Zürich, Schweiz hat uns gemäß § 21 Abs. 1 WpHG am 24.01.2008 mitgeteilt, dass ihr Stimmrechtsanteil an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT am 21.01.2008 durch Aktien die Schwelle von 3% der

Stimmrechte überschritten hat und nunmehr 3,56% (das entspricht 1958783 Stimmrechten) beträgt.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten, bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste der DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

25.01.2008
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On January 24, 2008 , UBS AG Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, have exceeded the 3% limit of the Voting Rights on January 21, 2008 and now amount to 3.56% (this corresponds to 1958783 Voting Rights).

End of Voting Rights announcement DGAP regulatory service

-

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

End of news DGAP regulatory service

DGAP regulatory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG's Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH's services commercially, please contact our news distribution at ph. +49-89-210298-33.

-

End of news

DGAP regulatory service

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	25.01.2008 13:16
Reuters	25.01.2008 13:16
vwd	25.01.2008 13:16

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	25.01.2008 13:16
dpa-afx	25.01.2008 13:16
dgap.de	25.01.2008 13:16
FTD	25.01.2008 13:16

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	25.01.2008 13:16
Belgien	De Tijd	25.01.2008 13:16

Belgien	Belga	25.01.2008 13:16
Bulgarien	Pari	25.01.2008 13:16
Bulgarien	econ.bg	25.01.2008 13:16
Bulgarien	BTA	25.01.2008 13:16
Dänemark	Borsen	25.01.2008 13:16
Dänemark	ErhvervsBladet	25.01.2008 13:16
Estland	Postimees	25.01.2008 13:16
Estland	Eesti Ekspress	25.01.2008 13:16
Estland/Lettland/Litauen	BNS	25.01.2008 13:16
Finnland	Kauppalehti Oy	25.01.2008 13:16
Finnland	Helsingin Sanomat	25.01.2008 13:16
Frankreich	Les Echos	25.01.2008 13:16
Frankreich	boursier.com	25.01.2008 13:16
Frankreich	AFP	25.01.2008 13:16
Griechenland	Express	25.01.2008 13:16
Griechenland	Reporter.gr	25.01.2008 13:16
Griechenland	ANA	25.01.2008 13:16
Großbritannien	The Financial Times	25.01.2008 13:16
Großbritannien	FT.com	25.01.2008 13:16
Großbritannien/Irland	Press Association	25.01.2008 13:16
Irland	Irish Independent	25.01.2008 13:16
Irland	The Irish Times	25.01.2008 13:16
Island	Vidskiptabladid	25.01.2008 13:16
Island	mbl.is	25.01.2008 13:16

Italien	Il Sole 24 Ore	25.01.2008 13:16
Italien	AGI	25.01.2008 13:16
Kroatien	Poslovni dnevnik	25.01.2008 13:16
Kroatien	Banka magazine	25.01.2008 13:16
Kroatien	Hina	25.01.2008 13:16
Lettland	Dienas Bizness	25.01.2008 13:16
Lettland	FinanceNet	25.01.2008 13:16
Liechtenstein	Liechtensteiner Volksblatt	25.01.2008 13:16
Liechtenstein	Radio Liechtenstein	25.01.2008 13:16
Litauen	Verslo Zinios	25.01.2008 13:16
Luxemburg	Luxemburger Wort	25.01.2008 13:16
Luxemburg	wort.lu	25.01.2008 13:16
Malta	Independent	25.01.2008 13:16
Malta	The Times of Malta	25.01.2008 13:16
Niederlande	Financieele Dagblad	25.01.2008 13:16
Niederlande	IEX.nl	25.01.2008 13:16
Niederlande	ANP	25.01.2008 13:16
Norwegen	aftenposten.no	25.01.2008 13:16
Norwegen	Aftenposten	25.01.2008 13:16
Norwegen	NTB	25.01.2008 13:16
Polen	Gazeta Prawna	25.01.2008 13:16
Polen	Parkiet	25.01.2008 13:16
Polen	PAP	25.01.2008 13:16
Portugal	Expresso	25.01.2008 13:16

	Portugal	Lusa	25.01.2008 13:16
	Portugal	Diario Economico	25.01.2008 13:16
	Rumänien	Capital	25.01.2008 13:16
	Rumänien	Ziarul financiar	25.01.2008 13:16
	Rumänien	Rompres	25.01.2008 13:16
	Schweden	Dagens Industri	25.01.2008 13:16
	Schweden	e24	25.01.2008 13:16
	Schweden	TT	25.01.2008 13:16
	Schweiz	AWP	25.01.2008 13:16
	Schweiz	Finanz und Wirtschaft	25.01.2008 13:16
	Schweiz	finanzinfo.ch	25.01.2008 13:16
	Skandinavien / Baltikum	OMX Group	25.01.2008 13:16
	Slowakei	Hospodarske noviny	25.01.2008 13:16
	Slowakei	oPeniazoch	25.01.2008 13:16
	Slowakei	TASR	25.01.2008 13:16
	Slowenien	Finance	25.01.2008 13:16
	Slowenien	Kapital (not daily)	25.01.2008 13:16
	Slowenien	STA	25.01.2008 13:16
	Spanien	La Gacetta	25.01.2008 13:16
	Spanien	CincoDias	25.01.2008 13:16
	Spanien	EFE	25.01.2008 13:16
	Tschechische Republik	Hospodarske Noviny	25.01.2008 13:16
	Tschechische Republik	hn.ihned.cz	25.01.2008 13:16
	Tschechische Republik	CTK	25.01.2008 13:16

Ungarn	MTI	25.01.2008 13:16
Ungarn	magyartokepiac.hu	25.01.2008 13:16
Ungarn	Magyar Tokepiac	25.01.2008 13:16
Zypern	xak.com	25.01.2008 13:16
Zypern	CNA	25.01.2008 13:16
Zypern	Financial Mirror	25.01.2008 13:16
Österreich	WirtschaftsBlatt	25.01.2008 13:16
Österreich	wirtschaftsblatt.at	25.01.2008 13:16
Österreich	APA	25.01.2008 13:16

Von: newsroom@dgap.de
Gesendet: Freitag, 25. Januar 2008 13:23
An: FERINO, Petra
Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

25.01.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die UBS AG Zürich, Schweiz hat uns gemäß § 21 Abs. 1 WpHG am 24.01.2008 mitgeteilt, dass ihr Stimmrechtsanteil an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT am 22.01.2008 durch Aktien die Schwelle von 3% der

Stimmrechte unterschritten hat und nunmehr 2,24% (das entspricht 1230601 Stimmrechten) beträgt.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten, bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste der DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

-

Ende der Mitteilung

DGAP Meldepflichten-Service

DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

MTU Aero Engines Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

25.01.2008
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG. The issuer is solely responsible for the content of this announcement.

On January 24, 2008 , UBS AG Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, have fallen below the 3% limit of the Voting Rights on January 22, 2008 and now amount to 2.24% (this corresponds to 1230601 Voting Rights).

End of Voting Rights announcement DGAP regulatory service

-

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

End of news DGAP regulatory service

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	25.01.2008 13:20
Reuters	25.01.2008 13:20
vwd	25.01.2008 13:20

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	25.01.2008 13:20
dpa-afx	25.01.2008 13:20
dgap.de	25.01.2008 13:20
FTD	25.01.2008 13:20

Europäische Medien:

Land	Medium	Zuleitung
Belgien	L'Echo	25.01.2008 13:21
Belgien	De Tijd	25.01.2008 13:21

Belgien	Belga	25.01.2008 13:21
Bulgarien	Pari	25.01.2008 13:21
Bulgarien	econ.bg	25.01.2008 13:21
Bulgarien	BTA	25.01.2008 13:21
Dänemark	Borsen	25.01.2008 13:21
Dänemark	ErhvervsBladet	25.01.2008 13:21
Estland	Postimees	25.01.2008 13:21
Estland	Eesti Ekspress	25.01.2008 13:21
Estland/Lettland/Litauen	BNS	25.01.2008 13:21
Finnland	Kauppalehti Oy	25.01.2008 13:21
Finnland	Helsingin Sanomat	25.01.2008 13:21
Frankreich	Les Echos	25.01.2008 13:21
Frankreich	boursier.com	25.01.2008 13:21
Frankreich	AFP	25.01.2008 13:21
Griechenland	Express	25.01.2008 13:21
Griechenland	Reporter.gr	25.01.2008 13:21
Griechenland	ANA	25.01.2008 13:21
Großbritannien	The Financial Times	25.01.2008 13:21
Großbritannien	FT.com	25.01.2008 13:21
Großbritannien/Irland	Press Association	25.01.2008 13:21
Irland	Irish Independent	25.01.2008 13:21
Irland	The Irish Times	25.01.2008 13:21
Island	Vidskiptabladid	25.01.2008 13:21
Island	mbl.is	25.01.2008 13:21

Italien	Il Sole 24 Ore	25.01.2008 13:21
Italien	AGI	25.01.2008 13:21
Kroatien	Poslovni dnevnik	25.01.2008 13:21
Kroatien	Banka magazine	25.01.2008 13:21
Kroatien	Hina	25.01.2008 13:21
Lettland	Dienas Bizness	25.01.2008 13:21
Lettland	FinanceNet	25.01.2008 13:21
Liechtenstein	Liechtensteiner Volksblatt	25.01.2008 13:21
Liechtenstein	Radio Liechtenstein	25.01.2008 13:21
Litauen	Verslo Zinios	25.01.2008 13:21
Luxemburg	Luxemburger Wort	25.01.2008 13:21
Luxemburg	wort.lu	25.01.2008 13:21
Malta	Independent	25.01.2008 13:21
Malta	The Times of Malta	25.01.2008 13:21
Niederlande	Financieele Dagblad	25.01.2008 13:21
Niederlande	IEX.nl	25.01.2008 13:21
Niederlande	ANP	25.01.2008 13:21
Norwegen	aftenposten.no	25.01.2008 13:21
Norwegen	Aftenposten	25.01.2008 13:21
Norwegen	NTB	25.01.2008 13:21
Polen	Gazeta Prawna	25.01.2008 13:21
Polen	Parkiet	25.01.2008 13:21
Polen	PAP	25.01.2008 13:21
Portugal	Expresso	25.01.2008 13:21

Portugal	Lusa	25.01.2008 13:21
Portugal	Diario Economico	25.01.2008 13:21
Rumänien	Capital	25.01.2008 13:21
Rumänien	Ziarul financiar	25.01.2008 13:21
Rumänien	Rompres	25.01.2008 13:21
Schweden	Dagens Industri	25.01.2008 13:21
Schweden	e24	25.01.2008 13:21
Schweden	TT	25.01.2008 13:21
Schweiz	AWP	25.01.2008 13:21
Schweiz	Finanz und Wirtschaft	25.01.2008 13:21
Schweiz	finanzinfo.ch	25.01.2008 13:21
Skandinavien / Baltikum	OMX Group	25.01.2008 13:21
Slowakei	Hospodarske noviny	25.01.2008 13:21
Slowakei	oPeniazoch	25.01.2008 13:21
Slowakei	TASR	25.01.2008 13:21
Slowenien	Finance	25.01.2008 13:21
Slowenien	Kapital (not daily)	25.01.2008 13:21
Slowenien	STA	25.01.2008 13:21
Spanien	La Gacetta	25.01.2008 13:21
Spanien	CincoDias	25.01.2008 13:21
Spanien	EFE	25.01.2008 13:21
Tschechische Republik	Hospodarske Noviny	25.01.2008 13:21
Tschechische Republik	hn.ihned.cz	25.01.2008 13:21
Tschechische Republik	CTK	25.01.2008 13:21

Ungarn	MTI	25.01.2008 13:21
Ungarn	magyartokepiac.hu	25.01.2008 13:21
Ungarn	Magyar Tokepiac	25.01.2008 13:21
Zypern	xak.com	25.01.2008 13:21
Zypern	CNA	25.01.2008 13:21
Zypern	Financial Mirror	25.01.2008 13:21
Österreich	WirtschaftsBlatt	25.01.2008 13:21
Österreich	wirtschaftsblatt.at	25.01.2008 13:21
Österreich	APA	25.01.2008 13:21

FERINO, Petra

Von: newsroom@dgap.de

Gesendet: Donnerstag, 31. Januar 2008 12:48

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Kapitalmarktmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1

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Bestätigung über die Veröffentlichung einer Kapitalmarktmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Stimmrechtsmitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

Korrektur der Meldung vom 25. Januar 2008 - Veröffentlichung gemäß §26 Abs. 1 WpHG

31.01.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die UBS AG Zürich, Schweiz hat uns gemäß § 21 Abs. 1 WpHG am 24.01.2008 mitgeteilt, dass ihr Stimmrechtsanteil an der MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT am 21.01.2008 durch Aktien die Schwelle von 3% der Stimmrechte überschritten hat und nunmehr 3,56% (das entspricht 1958783 Stimmrechten)

beträgt.
0,18% der Stimmrechte (das entspricht 99257 Stimmrechten) sind der Gesellschaft gemäß § 22 Abs. 1, Satz 1, Nr. 1 WpHG
zuzurechnen.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache: Deutsch
Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
Internet: www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Announcement

DGAP Voting Rights announcement: MTU Aero Engines Holding AG
Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

Correction of our Publication dated January 25, 2008 - Publication according to §26 paragraph. 1 WpHG

31.01.2008
Release of a Voting Rights announcement transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On January 24, 2008 , UBS AG Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on MTU Aero Engines Holding AG, München, Deutschland, ISIN: DE000A0D9PT0, WKN: A0D9PT, have exceeded the 3% limit of the Voting Rights on January 21, 2008 and now amount to 3.56% (this corresponds to 1958783 Voting Rights).
According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.18% of the Voting Rights (this corresponds to 99257 Voting Rights) is to be attributed to the company.

End of Voting Rights announcement DGAP regulatory service

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Language: English
Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665

	80995 München
	Deutschland
Internet:	www.mtu.de

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End of news DGAP regulatory service

DGAP regulatory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG's Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH's services commercially, please contact our news distribution at ph. +49-89-210298-33.

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End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungssystem	Einspeisung
Bloomberg	31.01.2008 12:45
Reuters	31.01.2008 12:45
vwd	31.01.2008 12:45

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	31.01.2008 12:45
dpa-afx	31.01.2008 12:45
dgap.de	31.01.2008 12:45
FTD	31.01.2008 12:45

Europäische Medien:

Land	Medium	Zuleitung

	Belgien	L'Echo	31.01.2008 12:45
	Belgien	De Tijd	31.01.2008 12:45
	Belgien	Belga	31.01.2008 12:45
	Bulgarien	Pari	31.01.2008 12:45
	Bulgarien	econ.bg	31.01.2008 12:45
	Bulgarien	BTA	31.01.2008 12:45
	Dänemark	Borsen	31.01.2008 12:45
	Dänemark	ErhvervsBladet	31.01.2008 12:45
	Estland	Postimees	31.01.2008 12:45
	Estland	Eesti Ekspress	31.01.2008 12:45
	Estland/Lettland/Litauen	BNS	31.01.2008 12:45
	Finnland	Kauppalehti Oy	31.01.2008 12:45
	Finnland	Helsingin Sanomat	31.01.2008 12:45
	Frankreich	Les Echos	31.01.2008 12:45
	Frankreich	boursier.com	31.01.2008 12:45
	Frankreich	AFP	31.01.2008 12:45
	Griechenland	Express	31.01.2008 12:45
	Griechenland	Reporter.gr	31.01.2008 12:45
	Griechenland	ANA	31.01.2008 12:45
	Großbritannien	The Financial Times	31.01.2008 12:45
	Großbritannien	FT.com	31.01.2008 12:45
	Großbritannien/Irland	Press Association	31.01.2008 12:45
	Irland	Irish Independent	31.01.2008 12:45
	Irland	The Irish Times	31.01.2008 12:45

Island	Vidskiptabladid	31.01.2008 12:45
Island	mbl.is	31.01.2008 12:45
Italien	Il Sole 24 Ore	31.01.2008 12:45
Italien	AGI	31.01.2008 12:45
Kroatien	Poslovni dnevnik	31.01.2008 12:45
Kroatien	Banka magazine	31.01.2008 12:45
Kroatien	Hina	31.01.2008 12:45
Lettland	Dienas Bizness	31.01.2008 12:45
Lettland	FinanceNet	31.01.2008 12:45
Liechtenstein	Liechtensteiner Volksblatt	31.01.2008 12:45
Liechtenstein	Radio Liechtenstein	31.01.2008 12:45
Litauen	Verslo Zinios	31.01.2008 12:45
Luxemburg	Luxemburger Wort	31.01.2008 12:45
Luxemburg	wort.lu	31.01.2008 12:45
Malta	Independent	31.01.2008 12:45
Malta	The Times of Malta	31.01.2008 12:45
Niederlande	Financieele Dagblad	31.01.2008 12:45
Niederlande	IEX.nl	31.01.2008 12:45
Niederlande	ANP	31.01.2008 12:45
Norwegen	aftenposten.no	31.01.2008 12:45
Norwegen	Aftenposten	31.01.2008 12:45
Norwegen	NTB	31.01.2008 12:45
Polen	Gazeta Prawna	31.01.2008 12:45
Polen	Parkiet	31.01.2008 12:45

	Polen	PAP	31.01.2008 12:45
	Portugal	Expresso	31.01.2008 12:45
	Portugal	Lusa	31.01.2008 12:45
	Portugal	Diario Economico	31.01.2008 12:45
	Rumänien	Capital	31.01.2008 12:45
	Rumänien	Ziarul financiar	31.01.2008 12:45
	Rumänien	Rompres	31.01.2008 12:45
	Schweden	Dagens Industri	31.01.2008 12:45
	Schweden	e24	31.01.2008 12:45
	Schweden	TT	31.01.2008 12:45
	Schweiz	AWP	31.01.2008 12:45
	Schweiz	Finanz und Wirtschaft	31.01.2008 12:45
	Schweiz	finanzinfo.ch	31.01.2008 12:45
	Skandinavien / Baltikum	OMX Group	31.01.2008 12:45
	Slowakei	Hospodarske noviny	31.01.2008 12:45
	Slowakei	oPeniazoch	31.01.2008 12:45
	Slowakei	TASR	31.01.2008 12:45
	Slowenien	Finance	31.01.2008 12:45
	Slowenien	Kapital (not daily)	31.01.2008 12:45
	Slowenien	STA	31.01.2008 12:45
	Spanien	La Gacetta	31.01.2008 12:45
	Spanien	CincoDias	31.01.2008 12:45
	Spanien	EFE	31.01.2008 12:45
	Tschechische Republik	Hospodarske Noviny	31.01.2008 12:45

	Tschechische Republik	hn.ihned.cz	31.01.2008 12:45
	Tschechische Republik	CTK	31.01.2008 12:45
	Ungarn	MTI	31.01.2008 12:45
	Ungarn	magyartokepiac.hu	31.01.2008 12:45
	Ungarn	Magyar Tokepiac	31.01.2008 12:45
	Zypern	xak.com	31.01.2008 12:45
	Zypern	CNA	31.01.2008 12:45
	Zypern	Financial Mirror	31.01.2008 12:45
	Österreich	WirtschaftsBlatt	31.01.2008 12:45
	Österreich	wirtschaftsblatt.at	31.01.2008 12:45
	Österreich	APA	31.01.2008 12:45

END